Exhibit 99.1

YM BIOSCIENCES REPORTS FISCAL YEAR END 2010 OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - September 23, 2010 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM), today reported operational and financial results for its fiscal year end, ended June 30, 2010.

“This has been a transformative year for YM. Our most notable development was the merger of the public Australian company, Cytopia, into YM BioSciences, completed in January, from which we gained two important clinical stage drug candidates, CYT387 and CYT997, as well as a library of more than 4,000 novel compounds in addition to the ongoing advancement of nimotuzumab by us and our four licensees,” said David Allan, Chairman and CEO of YM BioSciences. “Work on CYT387, a potent, orally-administered JAK1/JAK2 inhibitor, has resulted in favorable biological activity and safety data observed in recent months and as such have announced the expansion of our current Phase I/II program in myelofibrosis initiated at Mayo Clinic from 60 to up to 120 patients and the inclusion of up to six centers in the United States, Canada and Australia. We also look forward to the American Society of Hematology (ASH) meeting in Orlando, Florida, in early December 2010, where detailed safety and preliminary activity data for CYT387 are expected to be presented.”

“During the fiscal period we raised an additional $20 million in two financings that brought in a number of highly regarded life-sciences investors as shareholders and we also recently announced the appointment of Dr. Nick Glover as President and COO of YM. By strengthening both our balance sheet and leadership team we have positioned YM to seize the significant new opportunities that our expanded pipeline presents,” added Mr. Allan.

Highlights from Fiscal 2010:

CYT387

•
Pivotal preclinical efficacy data for CYT387 in myeloproliferative neoplasms were published in Blood, the Journal of the American Society of Hematology (Blood, 24 June 2010, Vol. 115, No. 25, pp. 5232-5240).

•
Subsequent to quarter end, Mayo Clinic concluded dose-escalation in the Phase I portion of the Phase I/II clinical trial of CYT387 in patients with myelofibrosis, a chronic debilitating condition where the patient's bone marrow is replaced by scar tissue. In total, 21 patients were treated in Phase I, with no voluntary withdrawals reported.  CYT387 showed significant activity in reducing spleen size and controlling constitutional symptoms in these patients. To date, 27 patients have been enrolled into the Phase II tranche bringing the total number in the study to 48. Given the favorable biological activity and safety data, the Company intends to expand enrolment for the trial and include centers in the US, Canada and Australia, subject to regulatory approval.

•
Subsequent to quarter end, CYT387 was granted Orphan Drug Designation by the US FDA. Orphan Drug Designation is granted to novel drugs or biologics that treat a rare disease or condition affecting fewer than 200,000 patients in the US.

Nimotuzumab

•
Wholly-owned subsidiary, YM BioSciences USA Inc. (YM-USA) received a license from the US Department of the Treasury’s Office of Foreign Assets Control (OFAC) to further develop its humanized monoclonal antibody, nimotuzumab, for patients with solid tumor cancers in the US. YM-USA subsequently received FDA clearance to enroll patients from US clinical sites into two ongoing randomized, double-blind Phase II trials of its product, nimotuzumab. Subsequent to quarter end, YM enrolled the first US patient in its randomized, double-blind trial evaluating nimotuzumab in patients with brain metastases from non-small-cell lung cancer (NSCLC) at the Florida Cancer Institute - New Hope.

•
YM reported that its licensee for nimotuzumab, Daiichi Sankyo Co., Ltd. in Japan advised that it has completed enrollment of a Phase II trial evaluating nimotuzumab in combination with radiation therapy/cisplatin/vinorelbine in first-line curative intent patients with Stage III NSCLC. YM further anticipates that Daiichi Sankyo will be in possession of data from its Phase II gastric cancer trial evaluating nimotuzumab in combination with irinotecan in calendar 2010.

•
YM reported in an oral presentation at the American Society for Therapeutic Radiology and Oncology (ASTRO) 2009 Annual Meeting positive 48-month survival data for its product, nimotuzumab. The “BEST” trial was a randomized four-arm study treating patients with inoperable, locoregionally-advanced, Stage III/IVa head and neck cancer with radiation alone, chemoradiation alone, or radiation or chemoradiation in combination with nimotuzumab.

•	YM was advised that nimotuzumab had been approved for marketing in Mexico, the 20th country to have approved the drug.

•
YM anticipates reporting data from its North American Phase II pediatric glioma trial in calendar 2010; that its licensee for Europe, Oncoscience AG, will be in possession of European Phase III adult glioma data for nimotuzumab in calendar 2010; and that it will continue to support the scale-up and process enhancement for manufacturing of nimotuzumab which are required for increased late-stage clinical activity and in anticipation of requirements for commercial volumes of product.

CYT997

•
A poster presentation at the 2009 AACR-NCI-EORTC Molecular Targets and Cancer Therapeutics conference in Boston, Massachusetts, demonstrated CYT997’s potent vascular disrupting effects and enhanced antitumor effects in combination with cisplatin in preclinical models.  In August 2010, Phase I clinical trial results of CYT997 were published in the premier cancer journal, the British Journal of Cancer, demonstrating that CYT997 was well tolerated at doses that were associated with changes in plasma and imaging biomarkers consistent with vascular disruption in tumors.

Corporate Highlights

•	Created YM Australia from the merger into YM of an Australian biotechnology company, Cytopia Ltd., a company focused on the discovery and development of new drugs to treat cancer and other diseases.

•
Raised US$17.5 million in March 2010, followed by a subsequent investment of US$3.2 million made in June by a leading international health-care-specific investment fund management company specifically in support of the CYT387 program.

•
Appointed Dr. Nick Glover to the newly created position of President and Chief Operating Officer. Dr. Glover will provide broad leadership to the Company and have primary responsibility for its operations and infrastructure, in particular the development and commercialization of YM’s pipeline. The Company also announces that Mr. Robert Watson has resigned as a director of YM BioSciences effective September 2010, that Mr. Sean Thompson, Vice President, Corporate Development, has left YM BioSciences, effective August 2010, and that Ms. Wendy Chapman and Dr. Ernest Wong have been appointed as Vice President, Clinical Operations and Vice President, Business Development respectively.

•	Terminated all further expenditures related to the AeroLEF® program.

Financial Results (CDN dollars)

Total revenue (out-licensing revenue and interest income) for the fiscal year ended June 30, 2010 was $2.7 million compared to $5.6 million for fiscal 2009. Total revenue for the fourth quarter of fiscal 2010 was $0.5 million compared to $0.8 million for the fourth quarter of fiscal 2009. Revenue from out-licensing was $2.6 million for fiscal 2010 compared to $4.5 million for fiscal 2009. The decrease is mainly attributable to the full recognition of all contracts related to the development of tesmilifene because all of YM’s obligations under the licensing agreement have been met.

Licensing and product development expenses were $17.0 million for the fiscal year ended June 30, 2010 compared with $14.2 million for fiscal 2009. Licensing and product development expenses were $7.6 million for the fourth quarter of fiscal 2010 compared to $2.6 million for the fourth quarter of fiscal 2009. The increases were almost entirely the consequence of non-cash write-off of the AeroLEF intangible assets and the amortization of the Cytopia intangible asset.

Costs associated with development activities for nimotuzumab were $5.6 million for the fiscal year ended June 30, 2010 compared to $6.0 million for the previous year. Costs associated with development activities for nimotuzumab were $1.8 million for the fourth quarter of fiscal 2010, compared with $1.3 million for the same quarter of the previous year. The minor differences mainly relate to two clinical trials, one for brain metastases from non-small cell lung cancer (NSCLC) and the other for NSCLC patients ineligible for radical chemotherapy. Recruitment into both trials lags expectations and the targeted recruitment period is under review as a consequence. Total development expenses decreased as result of the conclusion of the Phase II pediatric pontine glioma and colorectal trials.

Costs associated with development activities for AeroLEF were $0.6 million for the fiscal year ended June 30, 2010 compared to $1.7 million for the previous year.  Costs associated with development activities for AeroLEF were $0.1 million for the fourth quarter of fiscal 2010, compared to $0.2 million the previous year.  In June 2010, the Company decided to no longer pursue the AeroLEF program, and to terminate the development program associated with the product.  Accordingly, the net asset remaining on the balance sheet was written off in Q4 of fiscal 2010.

General and administrative expenses were $6.9 million for the fiscal year ended June 30, 2010 compared to $4.8 million for the previous year with  the majority of the increase accounted for by acquisition costs and non-cash expenses. General and administrative expenses for the fourth quarter of fiscal 2010 were $1.8 million compared to $1.3 million for the same quarter in the prior year. This increase is largely attributable to increased travel and salaries with the acquisition of YM Australia.

Net losses for the fiscal year and fourth quarter ended June 30, 2010 were $21.0 million ($0.33 per share) and $8.6 million ($0.11 per share) respectively, compared to $13.1 million ($0.23 per share) and $3.3 million ($0.06 per share) for the same periods last year.

As at June 30, 2010 the Company had cash and short-term deposits totalling $45.6 million and accounts payables and accrued liabilities totalling $2.8 million compared to $42.1 million and $0.9 million respectively at June 30, 2009.  Management believes that the cash and short-term deposits at June 30, 2010 are sufficient to support the Company’s activities for at least the next twelve months.

As at June 30, 2010 the Company had 80,359,623 common shares and 8,166,480 warrants outstanding.

The Company’s annual financial statements and management’s discussion and analysis will be available on www.sedar.com, www.edgar.com and at www.ymbiosciences.com

AGM Announcement

YM BioSciences' Annual Meeting of Shareholders will be held on November 18, 2010 at 4:00 p.m. at the offices of Ogilvy Renault, 200 Bay Street, Suite 3800, Toronto, Ontario

About YM BioSciences

YM BioSciences Inc. is a life sciences product development company focused in oncology. Together with the products from YM BioSciences Australia (formerly Cytopia Limited), the Company is currently developing three clinical-stage products: CYT387, a JAK1/2 small molecule inhibitor; nimotuzumab, a humanized monoclonal antibody; and CYT997, a potent, vascular disrupting agent (VDA). YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

The products discovered by YM’s recently acquired Australian subsidiary, YM BioSciences Australia, include the JAK1/2 inhibitor CYT387 and the novel VDA molecule CYT997. Both were discovered through Cytopia’s internal medicinal chemistry program, based on research led by Dr. Andrew Wilks, who identified the JAK1/2 kinase enzymes. Both products are currently in clinical development. Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types. It is importantly differentiated from other currently marketed EGFR-targeting agents due to its benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 9,000 patients reported as having been treated with nimotuzumab worldwide to date, incidents of severe rash have been only rarely observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM’s majority-owned, Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that JAK1/2 and the VDA molecule will generate positive efficacy and safety data in future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com

YM BIOSCIENCES INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise noted)

June 30, 2010 and 2009

	2010	2009

Assets

Current assets:
Cash and cash equivalents	$19,460,141	$2,337,716
Short-term deposits	26,184,991	39,713,042
Accounts receivable	161,184	564,584
Prepaid expenses	237,962	352,850
	46,044,278	42,968,192

Property and equipment	84,775	96,876

Intangible asset	11,645,714	3,004,868

	$57,774,767	$46,069,936

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$699,277	$431,028
Accrued liabilities	2,085,824	486,723
Deferred revenue	1,523,916	2,549,568
	4,309,017	3,467,319

Deferred revenue	1,650,909	2,898,292

Shareholders' equity:
Share capital	203,498,239	172,921,153
Share purchase warrants	1,473,246	-
Contributed surplus	14,088,671	13,035,123
Deficit	(167,245,315)	(146,251,951)
	51,814,841	39,704,325

Basis of presentation
Commitments

	$57,774,767	$46,069,936

YM BIOSCIENCES INC.
Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Expressed in Canadian dollars, unless otherwise noted)

	Years ended June 30,
	2010	2009	2008

Out-licensing revenue	$2,610,560	$4,543,280	$4,859,085
Interest income	84,391	1,070,264	2,584,080
	2,694,951	5,613,544	7,443,165

Expenses:
Licensing and product development	16,974,790	14,172,845	15,631,550
General and administrative	6,898,209	4,839,870	6,831,955
	23,872,999	19,012,715	22,463,505

Loss before the undernoted	(21,178,048)	(13,399,171)	(15,020,340)

Gain on foreign exchange	194,036	67,075	32,463
Gain (loss) on short-term deposits	(9,352)	(40,200)	172,276
Loss on disposal of property and equipment	-	-	(70,143)
Other income	-	307,140	-

Loss before income taxes	(20,993,364)	(13,065,156)	(14,885,744)
Current income taxes	-	4,310	-

Loss and comprehensive loss for the year	(20,993,364)	(13,069,466)	(14,885,744)

Deficit, beginning of year	(146,251,951)	(133,182,485)	(118,296,741)

Deficit, end of year	$(167,245,315)	$(146,251,951)	$(133,182,485)

Basic and diluted loss per common share	$(0.33)	$(0.23)	$(0.27)

Weighted average number of common shares outstanding	63,607,316	55,835,356	55,835,356

YM BIOSCIENCES INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted)

	Years ended June 30,
	2010	2009	2008

Cash provided by (used in):

Operating activities:
Loss for the year	$(20,993,364)	$(13,069,466)	$(14,885,744)
Items not involving cash:
Amortization of property and equipment	63,837	91,896	125,271
Amortization of intangible asset	2,938,891	1,060,541	1,060,541
Impairment of intangible asset	1,944,317	-	-
Loss on disposal of property and equipment	-	-	70,143
Unrealized loss on short-term deposits	9,352	41,912	-
Stock-based compensation	983,242	760,760	2,063,973
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	705,474	(138,930)	(61,483)
Accounts payable, accrued liabilities and deferred revenue	(2,395,174)	(4,694,597)	(5,844,790)
	(16,743,425)	(15,947,884)	(17,472,089)
Financing activities:
Issuance of common shares on exercise of options	89,139	-	-
Net proceeds from issuance of shares and warrants	19,389,596	-	-
	19,478,735	-	-
Investing activities:
Short-term deposits, net	13,518,699	15,226,783	14,742,701
Additions to property and equipment	(41,163)	(60,372)	(37,770)
Proceeds from sale of property and equipment	-	-	38,996
	13,477,536	15,166,411	14,743,927

Increase (decrease) in cash and cash equivalents	16,212,846	(781,473)	(2,728,162)
Net cash assumed on acquisition	909,579	-	-

Cash and cash equivalents, beginning of year	2,337,716	3,119,189	5,847,351
Cash and cash equivalents, end of year	$19,460,141	$2,337,716	$3,119,189

Supplemental disclosure of non-cash transactions:
Issuance of common shares on acquisition of Cytopia Limited	$12,515,903	$-	$-
Issuance of stock options on acquisition of Cytopia Limited	126,000	-	-
Issuance of broker warrants	175,371	-	-